John Hancock Life Insurance Company (U.S.A.) A Stock Company

SUPPLEMENTARY BENEFIT

CASH VALUE ENHANCEMENT RIDER

This rider attaches to and forms part of your policy. It takes effect at the same time as your policy.

Unless this rider states otherwise, the provisions set out in your policy will apply to this rider. Terms that are not defined herein have the same meaning as set forth in the policy. Should any provisions in the policy conflict with this rider, the provisions of this rider will prevail.

BENEFIT

The Cash Value Enhancement Benefit enhances the Cash Surrender Value accumulated under the policy during the first 10 policy years. The Cash Value Enhancement Benefit will apply only in determining the Cash Surrender Value on a full surrender, under the Default provision of the policy, and when determining the Minimum Death Benefit as described below.

While this rider is in effect the Cash Surrender Value is equal to the Policy Value less the Surrender Charge plus the Cash Value Enhancement Benefit.

The Cash Value Enhancement Benefit is an amount equal to (a) plus (b), where:

(a)	is the Surrender Charge that would otherwise be payable multiplied by the Cash Value Enhancement Factor for the applicable Policy Year as shown in the Policy Specifications; and

(b)

is the sum of all premiums paid to date net of any withdrawals but not reduced by any pro-rata Surrender Charges associated with such withdrawals, with the result multiplied by the Cumulative Premium Factor for the applicable Policy Year as shown in the Policy Specifications.

Benefit Cost

The charge for this rider is shown in the Policy Specifications.

Exceptions

This Cash Value Enhancement Benefit is not applicable to the Cash Surrender Value available for:

(a)	policy loans;

(b)	withdrawals; and

(c)	surrenders and exchanges to transfer to another policy under the Internal Revenue Code Section 1035.

Restrictions on Allocations and Transfers

While this rider is in effect you may not allocate premiums or transfer Policy Value to the Fixed Account or any Indexed Account offered under the policy. After the rider terminates these allocation and transfer restrictions will no longer apply.

The foregoing allocation and transfer restrictions will not affect the mandatory transfer of Policy Value or allocation of premium to the Fixed Account once we process your payment of, and for so long as you are eligible to receive, Accelerated Benefits under an Acceleration of Death Benefit for Qualified Long-Term Care Services Rider, if applicable.

21CVER(VUL)	1

Effect on Minimum Death Benefit

While this rider is in effect, the Minimum Death Benefit under the policy is revised to be equal to the Minimum Death Benefit Factor for the Age of the Life Insured (or for the current Policy Year if attached to a survivorship policy) multiplied by the greatest of (a), (b) or (c) as of the date of death of the Life Insured (or the Surviving Life Insured, if applicable), where:

(a) is the Policy Value;

(b) is the enhanced Cash Surrender Value under this rider; and

(c) is the cash surrender value as defined in the federal income tax laws.

Termination

This rider and the Cash Value Enhancement Benefit terminates at the earlier of the 10th Policy Anniversary and the date when the policy terminates. This rider cannot be reinstated after it terminates.

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

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1. POLICY SPECIFICATIONS (continued) – Policy [12 345 678]

SUPPLEMENTARY BENEFITS

Benefit	CASH VALUE ENHANCEMENT RIDER

Life Insured	[John J. Doe]

Cash Value Enhancement Factors	Policy Year	Applicable Factor
	1	[90]%
	2	[80]%
	3	[60]%
	4	[40]%
	5	[20]%
	6 and thereafter	0%

Cumulative Premium Factors	Policy Year	Applicable Factor
	1	[18]%
	2	[18]%
	3	[18]%
	4	[18]%
	5 6 7 8 9 10	[17]% [16]% [13]% [11]% [8]% [6]%
	11 and thereafter	0%

Rider Charge

There is a charge for this rider equal to [2] % of premium paid in years 1 to [10].

For products which have a Death Benefit Protection feature, this charge is not deducted from the Death Benefit Protection Value.

21CVER(VUL)	3